Exhibit 99.1

Tantech Holdings Regains Compliance with NASDAQ Minimum Bid Price Requirement

LISHUI, China, December 1, 2022 /PRNewswire/ – Tantech Holdings Ltd (NASDAQ: TANH) (“Tantech” or the “Company”), announced today that, on November 30, 2022, it received notification from The Nasdaq Stock Market LLC ("NASDAQ") confirming the Company has regained compliance with NASDAQ’s minimum bid price requirement under Listing Rule 5550(a)(2). NASDAQ noted this matter is now closed.

About Tantech Holdings Ltd

For the last two decades, Tantech has been a leading high-tech enterprise pioneering and specializing in producing, researching and developing products based on bamboo charcoals with a well-established domestic and international sales and distribution network. Tantech expanded into the clean vehicle industry in 2017 through acquiring 70% shares of Shangchi Automobile. In November 2020, Tantech established two additional subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., to produce and market electric vehicles, including automatic high-speed street sweepers and others. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. Tantech has recently expanded its operation into international markets. In May and July 2022, the Company established wholly-owned subsidiaries, EPakia Inc. and EPakia Canada Inc., in the United States and Canada to develop biodegradable packaging business in the North American and other international markets. The Company is fully ISO 90000 and ISO 14000 certified and has received numerous national, provincial and local honors, awards and certifications for its products and scientific research efforts. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

Tantech Holdings Ltd

Investor Relations

Tel: +86 (578) 226-2305

ir@tantech.cn